Nasdaq Regulation

Lisa Roberts
Vice President, Listing Qualifications

May 4, 2021

By Electronic Mail

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on May 4, 2021 The Nasdaq Stock Market (the "Exchange") received from Maquia Capital Acquisition Corporation (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one Class A common stock, $0.0001 par value, and one-half of one redeemable warrant

Class A common stock included as part of the units

Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

Lisa Roberts